FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                December 20, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F    X                  Form 40-F
                                 -------                        ----

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                             No    X
                           -----                           ------

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                             No    X
                           -----                           ------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                             No    X
                           -----                           ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 6

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                Smith & Nephew plc
                                                (Registrant)


Date: December 20, 2004                   By:   /s/ Paul Chambers
                                                -----------------
                                                Paul Chambers
                                                Company Secretary

15 December 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been informed today that Mourant & Co. Trustees Limited, as trustee of The Smith & Nephew Employees' Share Trust has purchased a total of 304,772 ordinary shares in the Company today at a price of 549 pence per share, representing 0.03% of the issued ordinary share capital.

The Trust, which now holds a total of 1,894,385 shares representing 0.20% of the issued ordinary share capital of the Company, is a discretionary trust of which all employees of the Company and its subsidiaries are potential beneficiaries. Each of the executive directors of the Company is, therefore, interested in the shares held in the Trust from time to time in the same way as other employees of the Group.

Yours faithfully,





P.R. Chambers
Company Secretary

                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                   PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Dr. Rolf Stomberg

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Berenberg Bank

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Reinvestment by nominee under the Dividend Reinvestment Plan of a dividend paid on 12th November 2004

7. Number of shares/amount of stock acquired

25 shares



8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed

10. Percentage of issued class



11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

525 pence

13. Date of transaction

01.12.2004

14. Date company informed

16.12.2004

15. Total holding following this notification

13,01 4 shares

16. Total percentage holding of issued class following this notification

0.001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information



24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins Assistant Company Secretary

Date of Notification

16.12.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Master Trust Bank of Japan  65,400
Bank of New York Brussels   60,800
Brown Brothers Harriman Ltd LUX  584,622
JP Morgan Bournemouth  12,470
State Street Bank & Trust Company London  82,142
JP Morgan Bournemouth  993,102
Brown Brothers Harriman & Co  23,432,767
JP Morgan Chase Bank  22,278,705
State Street Bank & Trust Company  2,723,460
Mellon Bank N.A.  8,460
State Street Bank & Trust Company   620,800
Fidelity Investments International  853,900
Bank of New York Brussels  1,298,366
Bankers Trust London  218,427
Citibank 203,754
Clydesdale Bank plc  96,500
JP Morgan Bournemouth  507,400
Mellon Bank  561,575
Midland Securities Services  109,727
Northern Trust London  1,193,126
State Street Bank & Trust Company London  281,300

The following shares are from the assumed conversion of 642,550 ADRs (5 ordinary shares per ADR):

HSBC  642,500
JP Morgan Chase  50

5. Number of shares/amount of stock acquired



6. Percentage of issued class



7. Number of shares/amount of stock disposed

8,655,287

8. Percentage of issued class

0.92%


9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction

15.12.2004

11. Date company informed

17.12.2004

12. Total holding following this notification

56,829,353

13. Total percentage holding of issued class following this notification

6.06%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

Phil Higgins - Assistant Company Secretary

Date of notification

17.12.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.